UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                     For the quarter ended March 31, 2004

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                             4902 N. Biltmore Lane

                         Madison, Wisconsin 53718-2132

                                 608-458-3311

                                          ALLIANT ENERGY CORPORATION

                                                 FORM U-9C-3

                                     For the Quarter Ended March 31, 2004




                                                  CONTENTS

                                                                                                        Page
ITEM 1 - Organization Chart                                                                               3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                                   5

ITEM 3 - Associate Transactions                                                                           6

ITEM 4 - Summary of Aggregate Investment                                                                  7

ITEM 5 - Other Investments                                                                                8

ITEM 6 - Financial Statements and Exhibits                                                                8

SIGNATURES                                                                                                8

EXHIBIT A                                                                                                 9


ITEM 1 - ORGANIZATION CHART
(As of March 31, 2004)

------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                         Name of Company                       Energy-                                  Percentage      Nature
                  (Organization Chart Hierarchy)               or Gas-                                  of Voting         of
              (Inactive companies denoted with (*))            Related    Date of        State of       Securities      Business
             (Reporting companies denoted with (**))           Company  Organization   Organization        Held           (a)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
Alliant Energy Corporation                                      N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
   Alliant Energy TransCo LLC                                   N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
        TRANSLink Development Company LLC (**)                Energy       6/7/02        Delaware          16%        (vii) - 4
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
   Distribution Vision 2010, LLC (**)                         Energy      10/2/01        Delaware          20%        (vii) - 3
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
   Wisconsin Power and Light Company                            N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
        Dais Analytic Corporation (**)                        Energy      4/19/93        New York           1%        (ii)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
   Alliant Energy Resources, Inc.                               N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
        ADI Thermal Power Corporation (**)                    Energy      8/11/97       Washington          4%        (ii)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
        American Superconductor Corporation (**)              Energy       4/9/87        Delaware          < 1%       (ii)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
        CellTech Power, Inc. (**)                             Energy       5/1/00        Delaware           1%        (ii)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
        Nth Power Technologies Fund II, LP (**)               Energy      2/25/00       California          8%        (ii)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
        Distributed Energy Systems Corp. (**)
        (Also owned by AER Holding Company)                   Energy      5/19/03        Delaware          < 1%       (ii)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
        STM Power, Inc. (**)                                  Energy      3/17/03        Delaware          < 1%       (ii)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
        AER Holding Company                                     N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
             Distributed Energy Systems Corp. (**)
             (Also owned by Alliant Energy Resources, Inc.)   Energy      5/19/03        Delaware          < 1%       (ii)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
        Alliant Energy Integrated Services Company              N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
             Industrial Energy Applications, Inc. (**)        Energy      9/22/83          Iowa            100%       (i)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  BFC Gas Company LLC (**)                    Energy      12/7/95          Iowa            60%        (vi)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
             RMT, Inc. (**)                                   Energy      7/29/83       Wisconsin          100%       (vii) - 1
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  RMT North Carolina, Inc. (**)               Energy       4/6/69     North Carolina       100%       (vii) - 1
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  RMT, Inc., Michigan (**)                    Energy      12/15/95       Michigan          100%       (vii) - 1
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  RMT International, Inc. (**)                Energy      10/9/97       Wisconsin          100%       (vii) - 1
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
             Heartland Energy Group, Inc. (**)                Energy       6/1/95       Wisconsin          100%       (v)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  Industrial Energy Applications
                     Delaware, Inc.                             N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                       Oak Hill Pipeline LP (**)              Energy       4/1/97         Texas            99%        (ix) - 1
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                       Alliant South Texas Pipeline, LP (**)
                            (Also owned by Alliant Energy
                            Field Services, LLC)              Energy      4/20/99         Texas            99%        (ix) - 1
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                       Alliant Energy Desdemona, LP (**)
                            (Also owned by Alliant Energy
                            Field Services, LLC)              Energy      2/14/00        Delaware          99%        (ix) - 1
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                       Bastian Bay Pipeline, LP (**) (Also
                            owned by Alliant Energy Field
                            Services, LLC)                    Energy      8/31/00         Texas            90%        (ix) - 1
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  Alliant Energy Field Services, LLC            N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                       Alliant South Texas Pipeline, LP (**)
                           (Also owned by Industrial Energy
                           Applications Delaware, Inc.)       Energy      4/20/99         Texas            99%        (ix) - 1
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                       Alliant Energy Desdemona, LP (**)
                           (Also owned by Industrial Energy
                           Applications Delaware, Inc.)       Energy      2/14/00        Delaware          99%        (ix) - 1
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                                       3
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                         Name of Company                       Energy-                                  Percentage      Nature
                  (Organization Chart Hierarchy)               or Gas-                                  of Voting         of
              (Inactive companies denoted with (*))            Related    Date of        State of       Securities      Business
             (Reporting companies denoted with (**))           Company  Organization   Organization        Held           (a)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                       Bastian Bay Pipeline, LP (**) (Also
                            owned by Industrial Energy
                            Applications Delaware, Inc.)      Energy      8/31/00         Texas            90%        (ix) - 1
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  NG Energy Trading, LLC (**)                 Energy      9/26/00        Oklahoma          50%        (v)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
             Alliant Energy Integrated Services -
                Energy Solutions LLC (**)                     Energy       1/1/01          Iowa            100%       (i)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  Schedin & Associates, Inc. (*) (**)         Energy      6/22/82       Minnesota          100%       (i)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  SVBK Consulting Group, Inc. (*) (**)        Energy       7/2/85        Florida           100%       (i)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
             Alliant Energy Integrated Services -
                Energy Management LLC (**)                    Energy       1/1/01          Iowa            100%       (i)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
             Energy Performance Services, Inc. (**)           Energy      12/17/93     Pennsylvania        100%       (i)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
             Cogenex Corporation (**)                         Energy      9/26/83     Massachusetts        100%       (i)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  APS Cogenex LLC (**)                        Energy      9/29/95        Delaware          50%        (i)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  Energy Capital and Services I, LP (**)      Energy       5/4/90     Massachusetts        100%       (i)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  Energy Capital and Services II, LP (**)     Energy      11/13/90    Massachusetts        100%       (i)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  Cogenex West Corporation (**)               Energy      9/26/83     Massachusetts        100%       (i)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  EUA Cogenex-Canada Inc. (**)                Energy      10/11/94        Canada           100%       (i)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                       EUA Cogenex-Canada Energy
                          Services, Inc. (**)                 Energy      12/16/97        Canada           100%       (i)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  Northeast Energy Management, Inc. (**)      Energy       1/7/94     Massachusetts        100%       (i)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
        Alliant Energy Investments, Inc.                        N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
             Heartland Energy Services, Inc.                    N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  ReGENco LLC (**)                            Energy      4/19/99       Wisconsin          30%        (vii) - 2
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
        Alliant Energy Synfuel LLC                              N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
             Kaufman & Broad-Nexgen LLC                         N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                  West Virginia Synfuel LP                      N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                       Alpha Synfuel LLC                        N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
                            New River Synfuel LLC (**)        Energy       3/9/98        Colorado          22%        (vi)
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
        Alliant Energy Transportation, Inc.                     N/A         N/A            N/A             N/A            N/A
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------
             Williams Bulk Transfer Inc. (**)                 Energy      4/27/99          Iowa            100%       (ix) - 2
------------------------------------------------------------ ---------- ------------- --------------- --------------- -------------

N/A - Not applicable
(a)   The following abbreviations were used:

-------------------- ------------------------------------------------------------------------------------------
Abbreviation         Nature of Business
-------------------- ------------------------------------------------------------------------------------------
(i)                  Energy management services
(ii)                 Development and commercialization of innovative electro technologies
(v)                  Brokering and marketing of energy commodities - natural gas
(vi)                 Production of alternative fuels
(vii) - 1            Environmental licensing, testing, and remediation services
(vii) - 2            Integrated turbine and generator services
(vii) - 3            Distribution system research and development
(vii) - 4            Transmission system maintenance and operations
(ix) - 1             Fuel transportation facilities services
(ix) - 2             Fuel handling and storage facilities services
-------------------- ------------------------------------------------------------------------------------------

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at March 31, 2004

------------------------------------------- --------------------------- -------------- ---------------------------------------------
                                                                          Principal
                  Company                            Type of              Amount of                      Person to
                  Issuing                            Security             Security                Whom Security was Issued
                 Security                             Issued            (in thousands)                      (1)
------------------------------------------- --------------------------- -------------- ---------------------------------------------
ADI Thermal Power Corporation               Common stock                      $200     Alliant Energy Resources, Inc.
Alliant Energy Desdemona, LP                Partnership capital             $1,223     Industrial Energy Applications Delaware, Inc.
                                            Partnership capital                 $1     Alliant Energy Field Services, LLC
Alliant Energy Integrated Services -
     Energy Management LLC                  Money pool borrowings          $11,755     Alliant Energy Resources, Inc.
Alliant Energy Integrated Services -
     Energy Solutions LLC                   Money pool borrowings           $5,367     Alliant Energy Resources, Inc.
Alliant South Texas Pipeline, LP            Partnership capital             $4,295     Industrial Energy Applications Delaware, Inc.
                                            Partnership capital                 $7     Alliant Energy Field Services, LLC
American Superconductor Corporation         Common stock                      $963     Alliant Energy Resources, Inc.
BFC Gas Company LLC                         Capital                         $1,975     Industrial Energy Applications, Inc.
CellTech Power, Inc.                        Series A preferred stock          $252     Alliant Energy Resources, Inc.
Cogenex Corporation (Incl. subsidiaries)    Money pool borrowings          $83,170     Alliant Energy Resources, Inc.
Dais Analytic Corporation                   Common stock                       $90     Wisconsin Power and Light Company
Distribution Vision 2010, LLC               Capital                           $100     Alliant Energy Corporation
Energy Performance Services, Inc.           Money pool borrowings          $16,504     Alliant Energy Resources, Inc.
Heartland Energy Group, Inc.                Common stock                    $5,011     Alliant Energy Integrated Services Company
                                            Money pool borrowings          $10,376     Alliant Energy Resources, Inc.
Industrial Energy Applications, Inc.        Common stock                   $21,060     Alliant Energy Integrated Services Company
                                            Money pool borrowings          $19,247     Alliant Energy Resources, Inc.
New River Synfuel LLC                       Capital                        $44,006     Alpha Synfuel LLC
Nth Power Technologies Fund II, LP          Partnership capital             $7,750     Alliant Energy Resources, Inc.
Oak Hill Pipeline LP                        Partnership capital               $948     Industrial Energy Applications Delaware, Inc.
Distributed Energy Systems Corp.            Common stock                      $499     Alliant Energy Resources, Inc.
                                            Common stock                       $53     AER Holding Company
ReGENco LLC                                 Class A units                   $1,083     Heartland Energy Services, Inc.
RMT, Inc. (Incl. subsidiaries)              Common stock                   $11,822     Alliant Energy Integrated Services Company
STM Power, Inc.                             Series A preferred stock        $2,500     Alliant Energy Resources, Inc.
TRANSLink Development Company               Capital                           $288     Alliant Energy TransCo LLC
                                            Loan                            $2,186     Alliant Energy TransCo LLC
Williams Bulk Transfer Inc.                 Common stock                        $1     Alliant Energy Transportation, Inc.
                                            Money pool borrowings           $4,494     Alliant Energy Resources, Inc.
------------------------------------------- --------------------------- -------------- ---------------------------------------------

(1) Associate companies.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended March 31, 2004

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):

---------------------------------------------------------------------------------------------------------------------------------
 Reporting       Associate                                             Direct         Indirect                       Total
 Company         Company                 Types of                      Costs           Costs         Cost of         Amount
 Rendering       Receiving               Services                      Charged        Charged        Capital         Billed
 Services        Services                Rendered                   (in thousands) (in thousands) (in thousands) (in thousands)
---------------------------------------------------------------------------------------------------------------------------------
RMT              WP&L          Environmental consulting                   $306            $-             $-           $306
RMT              IEA           Environmental consulting                     66             -              -             66
RMT              IP&L          Environmental consulting                    210             -              -            210
RMT              Resources     Environmental consulting                      6             -              -              6
RMT              AEG           Environmental consulting                     45             -              -             45
ReGENco          WP&L          Integrated turbine & generator services       1             -              -              1
ReGENco          AEG           Storage lease, handling & maintenance       140             -              -            140

---------------------------------------------------------------------------------------------------------------------------------

Part II -- Transactions performed by associate companies on behalf of reporting companies (a):

--------------------------------------------------------------------------------------------------------------------------------
 Associate        Reporting                                          Direct         Indirect                      Total
  Company          Company                 Types of                  Costs           Costs         Cost of        Amount
 Rendering        Receiving                Services                  Charged        Charged        Capital        Billed
  Services        Services                 Rendered               (in thousands) (in thousands) (in thousands) (in thousands)
--------------------------------------------------------------------------------------------------------------------------------
RMT                IEA               Environmental consulting          $66            $-              $-            $66
--------------------------------------------------------------------------------------------------------------------------------

(a)    The following abbreviations were used:

---------------- ------------------------------------------         --------------- ------------------------------------------
Abbreviation     Legal Name                                         Abbreviation    Legal Name
---------------- ------------------------------------------         --------------- ------------------------------------------
AEG              AEG Worldwide, Inc.                                Resources       Alliant Energy Resources, Inc.
IEA              Industrial Energy Applications, Inc.               RMT             RMT, Inc.
IP&L             Interstate Power and Light Company                 WP&L            Wisconsin Power and Light Company
ReGENco          ReGENco LLC
---------------- ------------------------------------------         --------------- ------------------------------------------

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

---------------------------------------------------------------------------------- -------------------------- ----------
Total consolidated capitalization as of March 31, 2004 (a)                                $5,005,332          Line 1
---------------------------------------------------------------------------------- -------------------------- ----------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           750,800          Line 2
---------------------------------------------------------------------------------- -------------------------- ----------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    750,800          Line 3
---------------------------------------------------------------------------------- -------------------------- ----------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                      116,898
     Energy-related business category ii                                                      14,557
     Energy-related business category iii                                                          -
     Energy-related business category iv                                                           -
     Energy-related business category v                                                       12,099
     Energy-related business category vi                                                      52,780
     Energy-related business category vii                                                      5,324
     Energy-related business category viii                                                    20,918 (b)
     Energy-related business category ix                                                      10,020
     Energy-related business category x                                                            -
                                                                                      --------------
          Total current aggregate investment                                                 232,596          Line 4
---------------------------------------------------------------------------------- -------------------------- ----------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $518,204          Line 5
---------------------------------------------------------------------------------- -------------------------- ----------

Investments in gas-related companies:

------------------------------------------------------------------------ -------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                    $-
     Gas-related business category ii                                                    -
                                                                              -----------------
         Total current aggregate investment                                             $-
------------------------------------------------------------------------ -------------------------

(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and other short-term borrowings).

(b) Represents $20,918,000 of payments to purchase generation equipment that Alliant Energy intends to use to develop a qualifying facility.

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

------------------------------------------ ----------------- ---------------- ----------------------------------------------------
                                                Other             Other
              Major Line Of                   Investment       Investment
             Energy-Related                    In Last           In This                     Reason for Difference
                Business                    U-9C-3 Report     U-9C-3 Report                   In Other Investment
------------------------------------------ ----------------- ---------------- ----------------------------------------------------
Energy-related business category i*
     Industrial Energy Applications, Inc.         $40,205           $40,205      No change.

Energy-related business category v*
     Heartland Energy Group, Inc.                  $3,289            $3,289      No change.

Energy-related business category vi*
     BFC Gas Company LLC                           $1,975            $1,975      No change.

Energy-related business category vii*
     RMT, Inc. (including subsidiaries)           $11,822           $11,822      No change.

Energy-related business category ix*
     Oak Hill Pipeline LP                            $948              $948      No change.

------------------------------------------ ----------------- ---------------- ----------------------------------------------------

* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).

B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
        None


                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 27th day of May 2004.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                            Vice President-Controller and Chief Accounting Officer
-------------------------                            (Principal Accounting Officer)
John E. Kratchmer


                                                                      Exhibit A


                          ALLIANT ENERGY CORPORATION
             4902 N. Biltmore Lane, Madison, Wisconsin 53718-2132

                                  CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
527 E. Capitol Avenue
Springfield, Illinois 62701

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                            Vice President-Controller and Chief Accounting Officer
-------------------------                            (Principal Accounting Officer)
John E. Kratchmer
